UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Medidata Solutions, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

58471A105

(CUSIP Number)

Kirkland & Ellis LLP

555 California Street

San Francisco, CA  94104

Attn:  David Breach

Jeffrey Golden

(415) 439-1400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 22, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Vista Equity Partners Fund III, L.P. (Federal Identification Number: 26-0434853)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 1,243,618

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 1,243,618

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,243,618

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 5.0%(1)

14.	Type of Reporting Person PN

(1)                    The percentage reported in this Schedule 13D are based upon 24,780,126 shares of Common Stock, par value $0.01, of Issuer outstanding as of November 1, 2011 (as reported in Issuer’s Form 10-Q for the quarter ended September 30, 2011).

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Vista Equity Partners Fund III (Parallel), L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 128,101

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 128,101

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 128,101

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 0.5%(1)

14.	Type of Reporting Person PN

(1)                    The percentage reported in this Schedule 13D are based upon 24,780,126 shares of Common Stock, par value $0.01, of Issuer outstanding as of November 1, 2011 (as reported in Issuer’s Form 10-Q for the quarter ended September 30, 2011).

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person VEPF III FAF, L.P. (Federal Identification Number: 26-2991785)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 28,281

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 28,281

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,281

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 0.1%(1)

14.	Type of Reporting Person PN

(1)                    The percentage reported in this Schedule 13D are based upon 24,780,126 shares of Common Stock, par value $0.01, of Issuer outstanding as of November 1, 2011 (as reported in Issuer’s Form 10-Q for the quarter ended September 30, 2011).

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Vista Equity Partners Fund III GP, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 1,400,000

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 1,400,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,400,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 5.6%(1)

14.	Type of Reporting Person OO, HC

(1)                    The percentage reported in this Schedule 13D are based upon 24,780,126 shares of Common Stock, par value $0.01, of Issuer outstanding as of November 1, 2011 (as reported in Issuer’s Form 10-Q for the quarter ended September 30, 2011).

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person VEFIIGP, LLC (Federal Identification Number: 52-4171595)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 1,400,000

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 1,400,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,400,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 5.6%(1)

14.	Type of Reporting Person OO, HC

(1)       The percentage reported in this Schedule 13D are based upon 24,780,126 shares of Common Stock, par value $0.01, of Issuer outstanding as of November 1, 2011 (as reported in Issuer’s Form 10-Q for the quarter ended September 30, 2011).

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Robert F. Smith

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 1,400,000

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 1,400,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,400,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 5.6%(1)

14.	Type of Reporting Person IN, HC

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

(1)                    The percentage reported in this Schedule 13D are based upon 24,780,126 shares of Common Stock, par value $0.01, of Issuer outstanding as of November 1, 2011 (as reported in Issuer’s Form 10-Q for the quarter ended September 30, 2011).

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.01 par value per share (the “Common Stock”), of Medidata Solutions, Inc., a Delaware corporation (“Medidata”). The principal executive offices of Medidata are located at 79 Fifth Avenue, 8th Floor, New York, New York 10003.

Item 2.	Identity and Background.

(a) This Statement is being filed jointly by (i) Vista Equity Partners Fund III, L.P. (“Vista Fund III”), (ii) Vista Equity Partners Fund III (Parallel), L.P. (“Vista Fund III Parallel”), (iii) VEPF III FAF, L.P. (“Vista FAF”, and together with Vista Fund III and Vista Fund III Parallel, the “Vista Funds”), (iv) Vista Equity Partners Fund III GP, LLC (“Vista III GP”), (v) VEFIIGP, LLC (“Vista II GP”) and (vi) Robert F. Smith (the foregoing, collectively, the “Reporting Persons”).

(b) The address of the principal business and principal office of the Vista Funds, Vista III GP, and Vista II GP is c/o Vista Equity Partners, 150 California Street, 19th Floor, San Francisco, California 94111. The principal business address of Mr. Smith is c/o Vista Equity Partners, 401 Congress Drive, Suite 3100, Austin, Texas 78701.

(c) The principal business of each of the Vista Funds is to make investments primarily in equity or equity-oriented securities and debt securities of companies in the middle-market software and technology-enabled solutions sector, to dispose of such investments and to distribute the proceeds therefrom. The principal business of Vista III GP consists of performing the functions of, and serving as, the General Partner of the Vista Funds, making capital contributions to the Vista Funds and doing all things necessary or incidental thereto. The principal business of Vista II GP consists of performing the functions of, and serving as, the Senior Managing Member of Vista III GP, as well as the Managing General Partner of one other private equity fund. The principal occupation of Mr. Smith is serving as a Senior Managing Member of Vista Equity Partners III, LLC, a San Francisco-based private equity management firm. Mr. Smith is the sole member of Vista II GP.

(d) During the last five years, none of the Reporting Persons has been convicted of any criminal proceeding (excluding traffic violations or other similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Vista Fund III is a Delaware limited partnership. Vista Fund III Parallel is a Cayman Islands exempted limited partnership. Vista FAF is a Delaware limited partnership. Vista III GP is a Delaware limited liability company. Vista II GP is a Delaware limited liability company. Mr. Smith is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the shares of Common Stock covered by this Statement is $27,646,870.92. The shares of Common Stock covered by this Statement were purchased through open market transactions. The Vista Funds conducted a capital call to source the funds for purchase of the Common Stock covered by this Statement.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Common Stock of Medidata for investment purposes. The Reporting Persons intend to exercise fully their rights as stockholders.

The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons will routinely monitor Medidata with regard to a wide variety of factors that affect their investment considerations, including, without limitation, current and anticipated future trading prices for Medidata’s Common Stock and other securities, Medidata’s operations, assets, prospects, financial position, and business development, Medidata’s management, Medidata-related competitive and strategic matters, general economic, financial market and industry conditions, as well as other investment considerations.

Depending on their evaluation of various factors, including those indicated above, the Reporting Persons may take such actions with respect to their holdings in Medidata as they deem appropriate in light of circumstances existing from time to time. Such actions may include the purchase of additional shares of Common Stock in the open market, through privately negotiated transactions with third parties or otherwise, or the sale at any time, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the shares of Common Stock now owned or hereafter acquired by any of them. In addition, the Reporting Persons may from time to time enter into or unwind hedging or other derivative transactions with respect to the Common Stock or otherwise pledge their interests in the Common Stock of Medidata as a means of obtaining liquidity. The Reporting Persons may from time to time cause any of the Vista Funds to distribute in kind to their respective investors shares of Common Stock of Medidata owned by such Vista Funds. In addition, from time to time, the Reporting Persons and their representatives and advisers may communicate with other stockholders, industry participants and other interested parties concerning Medidata. Further, the Reporting Persons reserve the right to act in concert with any other stockholders of Medidata, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to Medidata’s management, Board of Directors and stockholders. Any of the foregoing actions could involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, change in control, issuances, purchases, dispositions or pledges of securities or other changes in capitalization.

Except as set forth in this Schedule 13D, the Reporting Persons do not presently have any additional plans or proposals that relate to or would result in any of the transactions, events or actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
(a) Based on Medidata’s Form 10-Q quarterly report for the quarterly period ended September 30, 2011, Medidata had 24,780,126 shares of Common Stock outstanding as of November 1, 2011.

(b) Based on the foregoing, as of March 1, 2012, the 1,400,000 shares of Common Stock (the “Subject Shares”) beneficially owned by the Reporting Persons represent approximately 5.6% of the shares of Common Stock issued and outstanding.

				Shares	Shares	Shares
	No. of	% of	Shares	Subject to	Subject to	Subject to
	Shares	Shares	Subject to	Shared	Sole	Shared
	Beneficially	Beneficially	Sole Voting	Voting	Dispositive	Dispositive
	Owned	Owned	Power	Power	Power	Power
Vista Fund III (1)	1,243,618	5.0%	0	1,243,618	0	1,243,618
Vista Fund III (Parallel) (2)	128,101	0.5%	0	128,101	0	128,101
Vista FAF (3)	28,281	0.1%	0	28,281	0	28,281
Vista III GP (4)	1,400,000	5.6%	0	1,400,000	0	1,400,000
Vista II GP (5)	1,400,000	5.6%	0	1,400,000	0	1,400,000
Robert F. Smith (6)	1,400,000	5.6%	0	1,400,000	0	1,400,000

(1) Listed shares held of record by Vista Fund III. Vista Fund III has shared voting and dispositive power with respect to such shares with (i) Vista III GP, as general partner of Vista Fund III, (ii) Vista II GP, as the senior managing member of Vista III GP, and (iii) Robert F. Smith, as the sole member of Vista II GP.

(2) Listed shares held of record by Vista Fund III Parallel. Vista Fund III Parallel has shared voting and dispositive power with respect to such shares with (i) Vista III GP, as general partner of Vista Fund III Parallel, (ii) Vista II GP, as the senior managing member of Vista III GP, and (iii) Robert F. Smith, as the sole member of Vista II GP.

(3) Listed shares held of record by Vista FAF. Vista FAF has shared voting and dispositive power with respect to such shares with (i) Vista III GP, as general partner of Vista FAF, (ii) Vista II GP, as the senior managing member of Vista III GP, and (iii) Robert F. Smith, as the sole member of Vista II GP.

(4) Vista III GP is the general partner of the Vista Funds. Listed shares reflect shares held of record by the Vista Funds. Vista III GP has shared voting and dispositive power with respect to such shares with (i) each of Vista Fund III, Vista Fund III Parallel and Vista FAF, (ii) Vista II GP, as the senior managing member of Vista III GP, and (iii) Robert F. Smith, as the sole member of Vista II GP.

(5) Vista II GP is the senior managing member of Vista III GP. Listed shares reflect shares held of record by the Vista Funds. Vista II GP has shared voting and dispositive power with respect to such shares with (i) each of Vista Fund III, Vista Fund III Parallel and Vista FAF, (ii) Vista III GP, as the general partner of the Vista Funds, and (iii) Robert F. Smith, as the sole member of Vista II GP.

(6) Robert F. Smith is the sole member of Vista II GP. Listed shares reflect shares held of record by the Vista Funds. Robert F. Smith has shared voting and dispositive power with respect to such shares with (i) each of Vista Fund III, Vista Fund III Parallel and Vista FAF, (ii) Vista III GP, as the general partner of the Vista Funds, and (iii) Vista II GP, as the senior managing member of Vista III GP.

Each of Vista III GP, Vista II GP and Mr. Smith, in their respective capacities as the general partner of the Vista Funds, the Senior Managing Member of Vista III GP and the sole member of Vista II GP, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares held by the Vista Funds.

(c) Except as set forth herein, the Reporting Persons do not have beneficial ownership of, and have not engaged in any transaction during the past 60 days in, any shares of Common Stock. A detailed listing of the brokered open market purchases and trading data of the Vista Funds with respect to the Common Stock is attached hereto as Exhibit 99.3.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Vista III GP is the general partner of the Vista Funds. Vista II GP is the Senior Managing Member of Vista III GP. Mr. Smith is the sole member of Vista II GP. Accordingly, securities owned by the Vista Funds may be regarded as being beneficially owned by Vista III GP, and securities owned by Vista III GP may be regarded as being beneficially owned by Vista II GP, securities owned by Vista II GP may be regarded as beneficially owned by Mr. Smith. Vista III GP, Vista II GP and Mr. Smith each disclaim beneficial ownership of the shares of Common Stock of Medidata held by the Vista Funds, except to the extent of their pecuniary interests in the shares, if any.

Except for the above-mentioned exceptions and as set forth in this Schedule 13D or filed in the Exhibits hereto, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Document

99.1.	Joint Filing Agreement, dated February 29, 2012, by and among the Reporting Persons

99.2.	Power of Attorney

99.3.	Trading Data

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 1, 2012

VISTA EQUITY PARTNERS FUND III, L.P

By:	/s/ John Warnken-Brill
Name: John Warnken-Brill
Title: Attorney-in-Fact

VISTA EQUITY PARTNERS FUND III (PARALLEL), L.P

By:	/s/ John Warnken-Brill
Name: John Warnken-Brill
Title: Attorney-in-Fact

VEPF III FAF, L.P.

By:	/s/ John Warnken-Brill
Name: John Warnken-Brill
Title: Attorney-in-Fact

VISTA EQUITY PARTNERS FUND III GP, LLC

By:	/s/ John Warnken-Brill
Name: John Warnken-Brill
Title: Attorney-in-Fact

VEFIIGP, LLC

By:	/s/ John Warnken-Brill
Name: John Warnken-Brill
Title: Attorney-in-Fact

ROBERT F. SMITH

By:	/s/ John Warnken-Brill
Name: John Warnken-Brill
Title: Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit Number	Document
99.1.	Joint Filing Agreement, dated February 29, 2012, by and among the Reporting Persons

99.2.	Power of Attorney

99.3.	Trading Data